[redacted]

14042188

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
NOV 26 2014
Wash., D.C.
201

SEC FILE NUMBER
8-38635

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/13 (MM/DD/YY) AND ENDING 9/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Calton & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14497 N. Dale Mabry Hwy. Suite 215
(No. and Street)

Tampa	FL	33618
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David S. Cole, Chief Financial Officer — 813-264-0440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raulerson & Company, P.A.
(Name – *if individual, state last, first, middle name*)

600 W. Dr. Martin Luther King, Jr. Blvd.	Plant City	FL	33563
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

11/28/14

12/1/14

OATH OR AFFIRMATION

I, David S. Cole, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Calton & Associates, Inc., a Florida Corporation, as of September 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC STATE OF FLORIDA
GEORGE G. HARRINGTON, JR.
MY COMMISSION # EE 041483
EXPIRES: December 2, 2014
Bonded Thru Budget Notary Services

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALTON & ASSOCIATES, INC.
TAMPA, FL
AUDITED FINANCIAL STATEMENTS
SEPTEMBER 30, 2014 AND 2013

CALTON & ASSOCIATES, INC.
TAMPA, FL
AUDITED FINANCIAL STATEMENTS
SEPTEMBER 30, 2014 AND 2013

CALTON & ASSOCIATES, INC.
AUDITED FINANCIAL STATEMENTS
SEPTEMBER 30, 2014 AND 2013

TABLE OF CONTENTS

Raulerson & Company, P.A.
Certified Public Accountants and Consultants
600 West Dr. Martin Luther King Jr. Blvd., Plant City, FL 33563
(813) 752-6604 • Fax (813) 752-8725 • www.rccpas.biz
Business Navigation

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Calton & Associates, Inc.

We have audited the accompanying statements of financial condition of Calton & Associates, Inc. (a Florida corporation) as of September 30, 2014 and 2013, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calton & Associates, Inc. as of September 30, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Raulerson + Company, P.A.

Raulerson & Company, P.A.
Plant City, Florida
November 24, 2014

FINANCIAL STATEMENTS

CALTON & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2014 AND 2013

ASSETS

	2014	2013
ASSETS		
Cash	$ 2,419,067	$ 3,444,138
Receivables:		
Clearing agent	103,945	108,477
Commissions	410,013	372,251
Notes & other	27,601	79,331
Inventory	1,272	18,125
Property & equipment, net of accumulated depreciation	36,921	40,583
Deferred tax asset	161,929	181,068
Prepaid expenses	270,825	74,907
Deposits	291,179	292,022
Total Assets	$ 3,722,752	$ 4,610,902

LIABILITIES AND SHAREHOLDERS' EQUITY

	2014	2013
LIABILITIES		
Accounts payable	$ 8,300	$ 18,119
Accrued expenses:		
Clearing agent	1,272	18,125
Commissions & wages	701,435	1,557,689
Profit sharing	240,348	181,416
Income taxes payable	-	3,441
Other accrued expenses	646,022	678,518
Total Liabilities	1,597,377	2,457,308
SHAREHOLDERS' EQUITY		
Common stock:		
Class A: Voting and participating stock, no par; authorized 37,500,000 shares, issued and outstanding 3,240,400 shares (see Note 16).	536	324
Class B: Non-voting and participating stock, no par; authorized 37,500,000 shares, issued and outstanding 2,119,600 shares (see Note 16).	-	212
Retained earnings	2,124,839	2,153,058
Total Shareholders' Equity	2,125,375	2,153,594
Total Liabilities and Shareholders' Equity	$ 3,722,752	$ 4,610,902

See accompanying auditors' report and notes to financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

	2014	2013
INCOME:		
Commissions on customer trading in:		
Direct participation	$ 8,922,200	$ 6,313,259
Investment company shares	3,340,119	2,914,627
Insurance products	3,846,357	3,385,429
Municipal bonds	947,066	1,438,338
Other commissions	4,977,163	4,648,683
Investment advisory fees	5,170,205	3,309,197
Firm trading and investment gains	523,496	688,555
Dividend and interest income	324,239	299,705
Due diligence & other income	2,941,710	2,656,785
Total income	30,992,555	25,654,578
EXPENSES:		
Representatives' commissions and overrides	24,764,986	20,589,452
Clearing charges	965,718	725,851
Salaries and employee benefits	2,915,072	2,184,802
Communications expense	105,316	46,229
Occupancy and equipment costs	155,488	163,289
Other operating expenses	1,839,788	1,710,368
Depreciation and amortization	8,742	11,945
Taxes other than income	169,456	128,353
Total expenses	30,924,566	25,560,290
Income before provision for income taxes	67,989	94,288
Income tax expense	17,791	44,580
Net Income	$ 50,198	$ 49,708

See accompanying auditors' report and notes to financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

	CAPITAL STOCK	ADDITIONAL PAID-IN CAPITAL	TREASURY STOCK	RETAINED EARNINGS
Balance at September 30, 2012	$ 2,500	$ 252,460	$ (4,359,155)	$ 6,228,182
Retirement of common stock	(1,964)	-	-	(536)
Retirement of treasury stock	-	(252,460)	4,359,155	(4,104,196)
Dividends Declared	-	-	-	(20,100)
Net income for the year ended September 30, 2013	-	-	-	49,708
Balance at September 30, 2013	$ 536	$ 0	$ 0	$ 2,153,058
Dividends Declared	-	-	-	(78,417)
Net income for the year ended September 30, 2014	-	-	-	50,198
Balance at September 30, 2014	$ 536	$ 0	$ 0	$ 2,124,839

See accompanying auditors' report and notes to financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 50,198	$ 49,708
Adjustments to reconcile net income:		
Depreciation and amortization	8,742	11,945
Loss (gain) on sale of assets	5,638	1,625
(Increase) decrease in:		
Clearing agent receivable	4,533	(48,304)
Commissions receivable	(37,763)	(15,431)
Other receivables	51,732	(25,231)
Securities for sale	16,853	(18,125)
Deferred tax asset	19,139	(72,378)
Prepaid expenses	(195,918)	(14,538)
Deposits	843	7,561
Increase (decrease) in:		
Accounts payable	(9,821)	(20,485)
Income tax payable	(3,441)	(5,664)
Other accrued expenses	(846,671)	548,321
Net cash (used for) provided by operating activities	(935,936)	399,004
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment	(10,718)	(4,848)
Net cash provided (used) by investing activities	(10,718)	(4,848)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends	(78,417)	(20,100)
Net cash provided by (used in) financing activities	(78,417)	(20,100)
Increase (decrease) in cash and cash equivalents	(1,025,071)	374,056
Cash and cash equivalents - beginning of the year	3,444,138	3,070,082
Cash and cash equivalents - end of the year	$ 2,419,067	$ 3,444,138

See accompanying auditors' report and notes to financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

SUPPLEMENTAL CASH FLOW DISCLOSURES:

	2014	2013
Cash paid/(received) during the year for:		
Income taxes - net	$ 17,089	$ 104,412
Interest	$ 7	$ 0

See accompanying auditors' report and notes to financial statements

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Headquartered in Tampa, Florida, Calton & Associates, Inc. is a registered securities broker-dealer, a member of the Financial Industry Regulatory Authority (FINRA) and a Registered Investment Advisory firm with the Securities and Exchange Commission. The company is incorporated in the State of Florida as a "C" Corporation and is primarily engaged in the marketing of general securities and insurance products through a network of independent branches in various states.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

In accordance with generally accepted accounting principles, Calton & Associates, Inc. maintains it's books on the accrual basis of accounting.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments, including checking and money market accounts, with original maturities of less than ninety days. This definition does not include investments held for sale in the ordinary course of business.

Securities Transactions and Commissions

Securities transactions and the related revenue and expenses are recorded on a trade-date basis, with the exception of securities commissions received from National Financial Services which are recorded from settlement-date based clearing statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company is not eligible to defer the implementation of FIN 48. Therefore, it recognizes and measures its unrecognized tax benefits in accordance with FIN 48. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when a event occurs that requires a change.

Compensated Absences

Compensated absences are provided to non-commissioned employees only. Due to their immaterial nature they are expensed when paid.

NOTE 3: RESTRICTED CASH AND INVESTMENTS

At September 30, 2014, there was restricted cash of $1,210,068 and no restricted investments held in an account at Southwest Securities. The account collateralizes securities trading and inventory accounts.

NOTE 4: INVESTMENTS

Investments are comprised of securities held-to-maturity and trading securities.

Securities Held-to-Maturity

Debt securities held-to-maturity are carried at the lower of cost or market. At September 30, 2014 there are no securities held-to-maturity.

Trading Securities

Trading securities are comprised of equity securities carried at their fair value. Unrealized gains and losses are included in earnings in the period they arise. At September 30, 2014, the company held no trading securities.

NOTE 5: INVENTORY

Inventory represents debt securities available for sale to customers with maturity dates ranging from zero to over twenty years and are carried at fair value. At September 30, 2014 and September 30, 2013 there were no material differences between cost and fair value.

NOTE 6: FURNITURE, EQUIPMENT, AND IMPROVEMENTS

Furniture, equipment, and leasehold improvements are carried at cost. Depreciation for financial reporting purposes is computed on the straight-line basis using the estimated life of the asset, generally five to seven years. The modified accelerated costs recovery system (MACRS) and asset-expensing provisions of code section 179 are utilized for income tax reporting purposes.

Major categories by costs are as follows:

	2014	2013
Equipment	$ 101,067	$ 101,651
Furniture	50,373	54,526
Improvements	-	8,293
Accumulated depreciation	(114,519)	(123,887)
	$ 36,921	$ 40,583

NOTE 7: RELATED PARTY TRANSACTIONS

The company has a policy of charging back to the branches a portion of incurred legal and settlement costs attributable to the branch. The agreements between the branches and the Company provides for monthly deductions from commission payments. In addition, the Company provided forgivable loans to two branches for transition assistance. The agreement does not provide for interest on the outstanding balance. At September 30, 2014 and 2013, amounts due the company under the agreements were $27,601 and $76,831 respectively.

NOTE 8: DEPOSITS

At September 30, deposits consist of the following:

	2014	2013
Clearing agent deposits	$ 280,003	$ 280,003
Regulatory deposit	3,676	3,452
Rent	7,500	7,500
Other	-	1,067
Total	$ 291,179	$ 292,022

NOTE 9: PROFIT SHARING

The Company has established a qualified profit-sharing retirement plan that covers substantially all full time employees. Contributions totaling $240,348 for 2014 and $181,416 for 2013 represent the lesser of the maximum contribution allowed or 11% of participant compensation.

NOTE 10: INCOME TAXES

At September 30, 2014, the financial statements reflected income taxes currently payable of $0.00 and a deferred tax asset of $161,929. At September 30, 2013, the financial statements reflected income taxes currently receivable of $(37) and a deferred tax asset of $181,068. The deferred tax asset represents the estimated future tax consequences resulting from differences in book and tax depreciation methods, and limitations on the deductibility of estimated legal & settlement costs accrued for financial reporting purposes. See Note 11 regarding accrued legal and settlement costs.

The components of income tax expense are as follows:

	2014	
	Federal	State
Current expense (benefit)	$ 6,571	$ 16,451
Deferred expense (benefit)	(5,230)	-
Income tax expense (benefit)	$ 1,341	$ 16,451

NOTE 10: INCOME TAXES CONTINUED

	2013	
	Federal	State
Current expense (benefit)	$ 88,364	$ 28,594
Deferred expense (benefit)	(72,378)	-
Income tax expense (benefit)	$ 15,986	$ 28,594

NOTE 11: COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under a non-cancelable operating lease for the rental of office space. The lease expires in April 2015. Rent expense under the lease totaled $154,514 and $149,067 for 2014 and 2013, respectively. At September 30, 2014 the aggregate liability remaining under the lease is as follows:

2014	$ 35,377
2015	47,116
	$ 82,493

At September 30, 2014, management estimated that future costs and possible legal settlements associated with new and continuing matters to be $485,360. Accordingly, the accompanying statement of financial condition reflects accrued legal and settlement costs in the amount of $485,360 under the caption "other accrued expenses".

At September 30, 2014 customer margin balances totaled $14,780,285.

NOTE 12: CONCENTRATION OF CREDIT RISK

The Company maintains substantial cash balances with the clearing agent and at one financial institution. Cash balances at the financial institution are insured by The Federal Deposit Insurance Corporation, or the Securities Industry Protection Corporation up to a maximum of $250,000. Management believes that the risk of loss associated with the uninsured portion of funds on deposit is remote.

NOTE 13: CLEARING AGENT

The Company utilizes the services of Southwest Securities, Inc., a wholly owned subsidiary of Southwest Securities Group, Inc., and National Financial Services, LLC, for all transactions requiring the use of a clearing agent. Southwest Securities Group, Inc. is a publicly held company located in Texas. National Financial Services LLC, is a limited liability company organized in the state of Delaware.

NOTE 14: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (rule 15c3-1) under the Securities and Exchange Act of 1934, which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At September 30, 2014, the Company had net capital of $1,472,558, representing an excess over required net capital of $1,222,558. The ratio of aggregate indebtedness to net capital was 108% and 149% at September 30, 2014 and 2013, respectively.

NOTE 15: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of filing.

NOTE 16: COMMON STOCK

On September 30, 2013, the Company had two classes of stock: Class A Voting stock of 37,500,000 shares authorized with 3,240,400 shares outstanding; Class B Non-voting stock of 37,500,000 shares authorized with 2,119,600 shares outstanding. On May 30, 2014, all Class B outstanding shares of 2,119,600 were converted to Class A shares. As of September 30, 2014, Class A shares consisted of 37,500,000 authorized with 5,360,000 outstanding and Class B shares consisted of 37,500,000 authorized with zero shares outstanding.

SUPPLEMENTARY SCHEDULES

CALTON & ASSOCIATES, INC.
SCHEDULES OF COMPUTATION OF NET CAPITAL
FOR THE YEARS ENDED SEPTEMBER 30, 2014 AND 2013

	2014	2013
Ownership equity	$ 2,153,595	$ 2,123,987
Net income (loss)	50,198	49,708
Dividends	(78,417)	(20,100)
Adjusted net worth	2,125,376	2,153,595
Subordinated loans	-	-
Total available capital	2,125,376	2,153,595
Non-allowable assets and other deductions	(652,665)	(519,191)
Tentative net capital	1,472,711	1,634,404
Less haircuts:		
Federal, State, and Municipal securities	153	2,290
Total haircuts	153	2,290
Net capital	1,472,558	1,632,114
Minimum net capital	(250,000)	(250,000)
Excess net capital	$ 1,222,558	$ 1,382,114
Aggregate indebtedness	$ 1,596,104	$ 2,439,182
Ratio of aggregate indebtedness to net capital	108%	149%

See independent auditors' report.

CALTON & ASSOCIATES, INC.
SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15C3-3
FOR THE YEAR ENDED SEPTEMBER 30, 2014

Amount held on deposit in "reserve bank account", including value of qualified securities at end of reporting period.	$ -

There is no material difference between the computation for determination of reserve requirements under rule 15c3-3 included with the financial statements reported on by the independent auditor and the computation previously filed by the broker or dealer in the unaudited FOCUS report.

CALTON & ASSOCIATES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE COMMISSION
SEPTEMBER 30, 2014

1) Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B.	$ 0
A) Number of items	0
2) Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control has not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C, and D.	$ 0
A) Number of items	0

See independent auditors' report.

CALTON & ASSOCIATES, INC.
SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
SEPTEMBER 30, 2014

Net capital per FOCUS report	$ 1,440,031
Net statement of financial condition impact of audit adjustments	14,695
Net statement of operations impact of audit adjustments	17,832
Net capital per supplementary schedule	$ 1,472,558

See independent auditors' report.

REQUIRED REPORTS

Raulerson & Company, P.A.
Certified Public Accountants and Consultants
600 West Dr. Martin Luther King Jr. Blvd., Plant City, FL 33563
(813) 752-6604 • Fax (813) 752-8725 • www.rccpas.biz
Business Navigation

INDEPENDENT PUBLIC ACCOUNTANTS' REVIEW OF THE EXCEPTION REPORT

To the Board of Directors of and Shareholders
Calton & Associates, Inc.

We have reviewed management's statements, included in the accompanying exemption report of Calton & Associates, Inc., in which (1) Calton & Associates, Inc. ("the Company") identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (k)(2)(ii) (the "exempt provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raulerson + Company, P.A.

Raulerson & Company, P.A.
Plant City, Florida
November 24, 2014

Business Navigation

Raulerson & Company, P.A.

Certified Public Accountants and Consultants

600 West Dr. Martin Luther King Jr. Blvd., Plant City, FL 33563
(813) 752-6604 • Fax (813) 752-8725 • www.rccpas.biz

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of and Shareholders of
Calton & Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2014, which were agreed to by Calton & Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Calton & Associates, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Calton & Associates Inc.'s management is responsible for the Calton & Associates Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of Focus reports noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of Focus reports supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raulerson & Company, P.A.

Raulerson & Company, P.A.
Plant City, Florida
November 24, 2014

CALTON & ASSOCIATES, INC.
TAMPA, FL
SIPC ASSESSMENT RECONCILIATION
SEPTEMBER 30, 2014

CALTON & ASSOCIATES, INC.
TAMPA, FL
SIPC ASSESSMENT RECONCILIATION
SEPTEMBER 30, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 9/30, 2014

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-038635 FINRA SEP 11/20/1987
CALTON & ASSOCIATES INC
14497 N DALE MABRY STE 215
TAMPA, FL 33618

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 26 2014
WASH, D.C.
201

2. A. General Assessment (item 2e from page 2) $ 54999

B. Less payment made with SIPC-6 filed (exclude interest) (24514)

4/24/14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 30486

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 30486

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 30486

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Calton & Associates, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24 day of November, 20 14.

V.P., Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1, 2013
and ending 9/30, 2014

Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 30,992,555
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	7,667,782
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	938,958
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	280,972
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	58,178
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 46,995	
Enter the greater of line (i) or (ii)	46,995
Total deductions	8,992,885
2d. SIPC Net Operating Revenues	$ 21,999,671
2e. General Assessment @ .0025	$ 54,999

(to page 1, line 2.A.)

CALTON & ASSOCIATES, INC.
SIPC ASSESSMENT RECONCILIATION

SEPTEMBER 30, 2014

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Raulerson & Company, P.A.

Certified Public Accountants and Consultants

600 West Dr. Martin Luther King Jr. Blvd., Plant City, FL 33563
(813) 752-6604 • Fax (813) 752-8725 • www.rccpas.biz

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of and Shareholders of
Calton & Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2014, which were agreed to by Calton & Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Calton & Associates, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Calton & Associates Inc.'s management is responsible for the Calton & Associates Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of Focus reports noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of Focus reports supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raulerson + Company, P.A.

Raulerson & Company, P.A.
Plant City, Florida
November 24, 2014

Calton Associates, Inc.
Schedule of SIPC Payments made during the Fiscal Year ended 9/30/2014

Vendor	Address	Date	Payment Amount	Applies to Period Ended
SIPC	P.O. Box 92185, Washington, DC 20090-2185	11/21/13	22,730.00	9/30/2013
			22,730.00	
SIPC	P.O. Box 92185, Washington, DC 20090-2185	4/24/14	24,514.00	9/30/2014
SIPC*	P.O. Box 92185, Washington, DC 20090-2185	11/24/14	30,486.00	9/30/2014
			55,000.00	

*made post fiscal year end